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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17883

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AXA Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Avenue of the Americas
(No. and Street)

New York (City) NY (State) 10104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas Gismondi 201-743-5073

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Nicholas Gismondi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AXA Advisors, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President and Controller

Title

Notary Public

PAOLA T MIRABAL
NOTARY PUBLIC
STATE OF NEW JERSEY
ID # 2441705
MY COMMISSION EXPIRES DECEMBER 24, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AXA Advisors, LLC
(A wholly owned subsidiary of AXA Equitable Holdings, Inc.)
Index
December 31, 2018

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statement	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3–11

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Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of AXA Advisors, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of AXA Advisors, LLC (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2019

We have served as the Company's auditor since 1999.

AXA Advisors, LLC
(A wholly owned subsidiary of AXA Equitable Holdings, Inc.)
Statement of Financial Condition
December 31, 2018

Assets	
Cash and cash equivalents	$ 55,192,172
Receivable from affiliates	2,235,033
Receivable from sponsors and broker-dealers	13,635,425
Deferred tax assets	1,966,533
Prepaids and other assets, net	2,462,449
Total assets	$ 75,491,612
Liabilities and Member's Capital	
Liabilities	
Payable to affiliates	$ 5,729,686
Payable for commissions, overrides and fees	21,751,895
Current tax liabilities	3,944,966
Other liabilities	2,878,489
Total liabilities	34,305,036
Member's capital	41,186,576
Total liabilities and member's capital	$ 75,491,612

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

AXA Advisors, LLC (the "Company"), a Delaware limited liability company, is a wholly owned subsidiary of AXA Distribution Holding Corporation ("Holding") which is a wholly owned subsidiary of AXA Equitable Financial Services, LLC ("AEFS"). AEFS is a direct, wholly-owned subsidiary of AXA Equitable Holdings, Inc. ("EQH"). Prior to May 14, 2018, EQH was a direct wholly-owned subsidiary of AXA S.A. ("AXA"), a French holding company for the AXA Group, a worldwide leader in life, property and casualty and health insurance and asset management. As of December 31, 2018, AXA owns approximately 59% of the outstanding common stock of EQH.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a registered investment advisor under the Investment Advisors Act of 1940. Its principal businesses are the distribution of shares of investment products, primarily mutual funds offered by affiliates and third parties, as well as the sale of brokerage products and variable life insurance and annuity contracts issued by AXA Equitable Life Insurance Company ("AXA Equitable") and MONY Life Insurance Company of America ("MLOA"), wholly owned subsidiaries of AEFS. The Company focuses on the development and management of retail customers and currently offers a variety of asset management accounts with related services, as well as money management products such as asset allocation programs and advisory accounts. Retail distribution of products and services is accomplished by financial professionals ("FP's") contracted with AXA Network, LLC ("AXN"), an affiliate, and the Company.

LPL Financial LLC ("LPL"), an independent brokerage firm, provides clearing and certain back-office brokerage services to the Company. The agreement between LPL and the Company, is in effect through December 15, 2019 (the "LPL Agreement"). The LPL Agreement will renew automatically for an additional twenty-four month term unless terminated under certain conditions.

2. Significant Accounting Policies

Basis of Presentation

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The accompanying financial statements reflect all adjustments necessary in the opinion of management for a fair presentation of the financial position of the Company and its result of operations and cash flow for the period presented.

The Company estimates that the carrying value of receivables and payables approximates fair value, due to their short term nature.

Revenue Recognition

On January 1, 2018, the Company adopted ASU 2014-09, *Revenue from Contracts with Customers (ASC Topic 606)* using a modified retrospective approach for all contracts that were not completed as of January 1, 2018. The Company's implementation efforts included the identification of revenue within the guidance and the review of the customer contracts to determine the Company's performance obligation and the associated timing of each performance obligation. The adoption of the new guidance did not have a material impact on the Company's financial statements.

The following table sets forth the disaggregation of the Company's revenue by major source for the year ended December 31, 2018 (dollars in millions):

Revenues:	
Commissions, concessions and fees:	
Variable annuity commissions	$393,099,054
Investment advisory fees	232,961,741
Trade execution fees	36,765,256
Trail commissions	40,530,898
Financial planning revenue	4,338,576
Other	9,992,549
Total commissions, concessions and fees	717,688,074
Investment products and distribution fees	160,289,492
Advisory reallowance fees	28,501,495
Marketing support revenue	5,388,919
Other income	1,898,269
Net Revenues	$913,766,249

Commissions, concessions and fees

The Company earns variable life and annuity commissions on insurance contracts with AXA Equitable Life Insurance Company MLOA, and third party providers. Revenue is recognized at the time the contract is signed and recorded at the end of each month. Therefore, the performance obligation is satisfied at a point-in-time.

Investment Advisory fees are generally set on an annual basis, stated as a fixed percentage of the account's assets under management (AUM) and assessed on a quarterly basis. The advisory client benefits from each day of service and the services provided on any given day are substantially the same. The Company recognizes this revenue in the period earned. Therefore, the performance obligations are satisfied continuous over time.

Trade execution fees are recorded on a trade date basis, which is when the Company satisfies its performance obligations. Trade execution and clearing services are bundled into a single distinct service, collectively referred to as "trade execution". The Company earns the right to receive trade commission when the right to obtain or dispose of the economic benefits of the traded security have transferred to the brokerage account client. Securities transactions executed but not settled

due for settlement as of December 31, 2018 are reflected in the Statement of Financial Condition within Commissions, concessions and fees, and were subsequently settled after December 31, 2018.

Trail commissions are fees earned by a distributor for retaining a client in a particular investment. Trail commissions are earned continuously over time and are recorded at the end of each month, which when the performance obligations are satisfied. Trail commissions are based on an annual percentage of assets invested in the mutual fund.

The company provides fee based and non-fee based financial planning services. Non-fee based planning fees are collected upfront and deferred from recognition until the plan is delivered to the customer. Fee based plans fees are based on AUM and are calculated and paid quarterly in arrears based on contracted annual fee rates. As of December 31, 2018 deferred revenue for non-fee based financial planning services was $382,077.

Other commission concessions and fee revenue consists of revenue earned on client investments in the clearing firm's money market sweep product, which is earned, recorded and paid on a monthly basis, and client referral fees earned from AB and other mutual fund sponsors.

Investment Products and Distribution Fees

The company is providing distribution and shareholder support services in connection with AXA Distributors LLC., distribution of shares of investment products. The Company earns the right to receive support services fees each day as the policyholder/customer both receives and consumes the economic benefits of these shareholder services. Revenue is earned continuously over contract life and is recorded at the end of each month, which is when the performance obligation is satisfied.

Advisory Reallowance Fees

Annual fee paid by company's clearing firm LPL Financial for the retention of client AUM on LPL advisory platform accounts. The fee is based on average AUM tiers and rates established in the LPL agreement. The performance obligation is satisfied continuous over a period of time. These fees are paid quarterly and recorded at the end of each month.

Marketing Support Income

The company earns marketing support revenue from various mutual fund and cash solicitor sponsors as compensation for the ongoing marketing and client support provided by AXA registered representatives. The performance obligations include distinct contractual obligation with a separate and identifiable fee and are satisfied continuous over a period of time. The Company earns the right to receive support service fees each day as the policyholder/customer both receives and consumes the economic benefits of these shareholder services. The fees are generally based on AUM and paid and recorded on a quarterly basis.

Other Income

Other income consists primarily of interest earned on money market funds.

Payable for commissions, overrides and fees

The company expenses all sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within commissions, overrides and fees.

Cash and Cash Equivalents
The company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2018, the cash held at one bank exceeded the Federal Deposit Insurance Company ("FDIC") insurance limits.

Investments in money market funds are considered cash equivalents. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2018 include investments in one money market fund totaling $52,749,872. Interest income is accrued as earned.

Given the concentration of cash and cash equivalents, the Company may be exposed to certain counterparty risk.

Securities Owned
Securities owned, if any, would be reported in the Statement of Financial Condition at fair value. Refer to Note 3 for policies on fair value measurement.

Prepaids and Other Assets
Prepaids and other assets primarily includes $1,334,700 of technology and analysis subscription cost chargebacks to FP's, net of an allowance for doubtful accounts of $178,550. The allowance is maintained at a level that the Company estimates to be sufficient to absorb potential losses and is primarily based on the current aging and historical collectability of these receivables. The balance of prepaids and other assets consists of other investment income due and unpaid and accrued advisory fees for client accounts on an arrears billing cycle.

Income Taxes
The Company is included in the consolidated federal income tax return filed by EQH, and the consolidated state and local income tax returns are filed by Holding. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current taxes or benefit calculated is either remitted to or received from Holding. The amounts of current and deferred income tax-related assets and liabilities are recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Under the state tax sharing agreement with Holding, the Company computes its state tax liability as if the Company filed state tax returns on a separate-return basis; if the Company's tax attributes are utilized by Holding to reduce Holding's state tax liability, the Company will be reimbursed.

Insurance Recoveries
Recoveries of legal settlements through the Company's fidelity bond policy are recorded in the period received or determined to be assured.

Future Adoption of New Accounting Pronouncements
In February 2016, the FASB issued revised guidance on lease accounting. The revised guidance will require lessees to recognize a right-of-use asset and a lease liability for virtually all of their

leases. Lessor accounting will continue to be similar to the current model, but updated to align with certain changes to the lessee model. Extensive quantitative and qualitative disclosures, including significant judgments made by management, will be required to provide greater insight into the extent of revenue and expense recognized and expected to be recognized from existing contracts. The revised guidance is effective for fiscal years, beginning after December 15, 2018, Implementation of this guidance did not have a material impact on the Company's financial statements.

Exemptive Provision Under Rule 15c3-3
The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the Rule.

Subsequent Events
Events and transactions subsequent to the balance sheet date have been evaluated by management, for purpose of recognition or disclosure in these financial statements, through February 28, 2019, the date that these financial statements were available to be issued.

3. Fair Value Measurement

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting guidance established a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

Level 1 Unadjusted quoted prices for identical assets or liabilities in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.

Level 3 Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity's own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

	Financial Instruments Measured at Fair Value on a Recurring Basis			
December 31, 2018	**Level 1**	**Level 2**	**Level 3**	**Total**
Cash equivalents	$ 52,749,872	$ -	$ -	$ 52,749,872

Cash equivalents classified as Level 1 include investments in money market funds and are carried at cost as a proxy for fair value due to their short-term nature. Securities classified as Level 1 represent exchange-traded equity securities.

The following table includes changes in fair value for financial instruments classified within Level 3 of the fair value hierarchy during the year ended December 31, 2018. Realized and unrealized gains and losses are included within Other income on the Statement of Operations.

	Level 3
Fair value at January 1, 2018	$ 202,378
Purchases	-
Settlements	(202,000)
Realized loss	(1,085)
Net change in unrealized gains	707
Fair value at December 31, 2018	$ -

Securities owned, at fair value previously classified as Level 3 were auction rate securities for which quoted prices were not readily available. The Company obtained pricing information for these securities through third-party pricing services. The pricing service applied a Discounted Cash Flow technique which utilized significant unobservable inputs including yield and adjustments for credit quality and illiquidity.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed 15 to 1. As of December 31, 2018, the Company had net capital of $19,761,862 which exceeded required net capital of $2,287,004 by $17,474,858 and the Company's ratio of aggregate indebtedness to net capital was 1.74 to 1.

5. Transactions With Affiliates

On December 21, 2018, the Company made a $45,000,000 cash distribution to Holding.

During 2018, the Company earned concessions and fees of $5,512,421 for products offered by its affiliate, AllianceBernstein LP ("Alliance"), $191,493 from AXA Distributors, LLC ("ADL") and $201,677 from Funds Management Group ("FMG"). Receivable from affiliates as of December 31, 2018 includes $1,234,416 prepaid to EQH for shared expenses, $961,623 due from Alliance and $46,965 due from ADL.

Pursuant to the Agreement for Cooperative and Joint Use of Personnel, Property and Services, and the Distribution and Servicing Agreement, AXA Equitable provides the Company with personnel to perform management, administrative, clerical and sales services and makes available the use of certain property and facilities. During 2018, the Company incurred expenses of $20,473,012 for the cost of such personnel and services, including $397,392 of allocated costs for various share-based compensation plans sponsored by AXA Financial. At December 31, 2018, the Company had a Payable to affiliates of $5,729,686 of which $5,665,628 is to reimburse AXN for

commissions paid on behalf of the Company and a $64,058 payable to AXA Equitable for pass-through 12b-1 fees.

During 2018, the Company earned $393,175,242 of commissions, concessions and fees and $160,289,492 of investment products and distribution fees from affiliates, which were simultaneously paid out to financial professionals or paid to the affiliates for services pursuant to the agreements described above.

6. Income Taxes

As a single member limited liability company, the Company is treated as a division of Holding for Federal and State income tax purposes, not as a separate taxable entity. Tax sharing arrangements between the Company and Holding provide that the amount the Company will either remit to or receive from Holding for its share of Federal and State income taxes is calculated as though the Company was filing separate Federal and State income tax returns. Under the Federal income tax sharing agreement, the Company is reimbursed for the use of its separate company losses or tax credits to the extent there is an aggregate reduction in the consolidated federal tax liability of EQH and it is reasonable to expect EQH's liability to be reduced. The Company is reimbursed for the use of such items under the State income tax sharing agreement in the years they actually reduce the consolidated state income tax liability of Holding.

A summary of the income tax provision in the Statement of Operations follows:

	Federal	State	Total
Income tax provision			
Current expense	$ 15,377,157	$ 6,672,220	$ 22,049,377
Deferred expense (benefit)	(952,954)	(355,831)	(1,308,785)
	$ 14,424,203	$ 6,316,389	$ 20,740,592

The Company had the following deferred tax assets and liabilities as of December 31, 2018.

	Assets
State net operating loss	$ 92,457
State income taxes	(11,714)
Deferred Compensation	1,417,867
Other	467,923
	1,966,533
Less: Valuation allowance	
	$ 1,966,533

At December 31, 2018, the Company had a total net deferred state tax asset of $596,448 and a net deferred federal income tax asset of $1,370,085.

The Company has determined that it is more likely than not that the federal, state and local deferred tax assets will be realized.

As of December 31, 2018, the Company had total current taxes payable of $3,944,966 comprised of a federal income tax liability of $2,443,555 and a state income tax liability of $1,501,411.

The effective rate of 28% differs from the statutory tax rate of 21% primarily due to state income taxes of $5,115,048 net of federal benefit

Reduction of US federal corporate tax rate: The Tax Cuts and Jobs Act (TCJA) reduces the corporate tax rate to 21 percent for tax year 2018 and forward. We recorded a decrease in deferred tax assets of $278,087 in 2017 due to the lower corporate tax rate. We completed our analysis of provisional amounts recorded as of December 31, 2017, and in the current year recorded a $5,050 reduction for the prior year charge to tax expense. As of December 31, 2018, the Company had no liability for uncertain tax positions.

In 2017, the Internal Revenue Service commenced its examination of the Company's 2010 and 2013 Federal income tax returns. The 2008-2009 IRS audit cycle was closed on January 2018.

The 2014 through 2017 tax years are open to examination by the Internal Revenue Service and the 2013 through 2017 tax years are open to examination by state tax authorities.

7. Off-Balance Sheet Risk

In the normal course of business, the Company may enter into contracts that contain various representations and indemnities including a contract where it executes, as agent, transactions on behalf of customers through a clearing broker on a fully disclosed basis. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under the contractual obligations. Although the right of the clearing broker to charge the Company applies to all trades executed through the clearing broker, the Company believes there is no estimable amount assignable to this right or rights under other contracts as any obligation would be based on the future nonperformance by the counterparties. At December 31, 2018, the Company has recorded no liabilities with regards to these rights.

The Company is subject to credit risk to the extent the sponsors and the clearing broker may be unable to repay the amounts owed.

8. Commitments and Contingencies

The Company is involved in various regulatory matters, legal actions and proceedings in connection with its business. Some of the actions and proceedings have been brought on behalf of various claimants and certain of those claimants seek damages of unspecified amounts. For certain specific matters, the Company estimates a liability which is included within Other liabilities on the Statement of Financial Condition. For certain other matters, management cannot make a reasonable estimate of loss. While the ultimate outcome of these matters cannot be predicted with

certainty, in the opinion of management, the Company does not currently believe that potential losses are likely to have a material adverse effect on the Company's financial condition.

In conjunction with the LPL Agreement, the Company is obligated to pay a minimum amount of fees over the 12-month period ending August 15, 2019. The contractual minimum is $15,500,000 for the 12-month period ending August 15, 2019 and increases by $500,000 with each consecutive 12-month period throughout the life of the LPL Agreement. Costs subject to the contractual minimum include costs and expenses related to the services provided by LPL, including clearing, FP-related technology, back-office and advisory administration. Actual fees paid during the first eleven years of the LPL Agreement have exceeded contractual minimums.

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Report of Independent Accountants

To the Board of Directors of AXA Advisors, LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by AXA Advisors, LLC and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of AXA Advisors, LLC for the year ended December 31, 2018, solely to assist the specified parties in evaluating AXA Advisors, LLC 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for AXA Advisors, LLC 's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows:

    a. Compared the listed assessment payment on page 1, item 2B in the amount of $209,239 to Wire No. 3389200207JO, with transaction date of July 25, 2018, obtained from Candace Scappator, Finance Department. No difference was noted.

    b. Compared the listed assessment payment on page 1, item 2G in the amount of $223,608 to Wire No. 3119800038JO, with transaction date of February 7, 2019, obtained from Candace Scappator, Finance Department. No difference was noted.

2. Compared the Total Revenue amount reported on the audited Form X-17A-5 for the year ended December 31, 2018 of $913,766,249 to the Total revenue amount of $913,766,249 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2018 noting no difference.

3. Compared any adjustments reported on page 2, item 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared the deduction reported on page 2, item 2c. (1) of Form SIPC-7 in the amount of $617,181,607 to the sum of lines 6 from the "FOCUS P&L Groupings Report" and accounts 6518000126, 6518000125, 7020000000, 7020000480, 7020000023 and 7730000002 in the trial balance obtained from Candace Scappator, Finance Department. No difference was noted.

    b. Compared the deduction reported on page 2, item 2c. (3) of Form SIPC-7 in the amount of $7,148,248 to account 909092W286 in the trial balance obtained from Candace Scappator, Finance Department. No difference was noted.

    c. Compared the deduction reported on page 2, item 2c. (7) of Form SIPC-7 in the amount of $871,792 to account 909070W019 in the trial balance obtained from Candace Scappator, Finance Department. No difference was noted.

PricewaterhouseCoopers LLP, *214 North Tryon Street Suite 4200 Charlotte, North Carolina 28202*
T: 704 344 7500; F: 704 344 4100, www.pwc.com/us

pwc

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the amounts on page 2, items 2c. (1), 2c. (3) and 2c. (7) and compared such recalculated amount to Total deductions on page 2 of $625,201,647. No difference was noted.

   b. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment at .0015 on page 2, line 2e of the Form SIPC-7 of $288,564,602 and $432,847, respectively. No difference was noted.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Board of Directors and Management of AXA Advisors, LLC and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2019

AXA Advisors, LLC

AXA Advisors, LLC's Exemption Report

AXA Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 *(k)*: (2)(ii).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) for the year ended December 31, 2018, except for the instances listed below:

Nature of Exception	Month	Number of Exceptions
Checks forwarded subsequent to noon of the business day following receipt.	Jan	16
	Feb	7
	Mar	22
	Apr	7
	May	11
	Jun	3
	Jul	4
	Aug	12
	Sep	4
	Oct	11
	Nov	6
	Dec	5

AXA Advisors, LLC

I, Nicholas Gismondi, affirm that, upon information and belief and reasonable inquiry through the appropriate supervisory personnel into the records available in connection with the Company's compliance with the prompt forwarding requirements, this Exemption Report is true and correct.

By:

Title: Vice President and Controller

February 28, 2019

1290Avenueofthe
Americas,NewYork,
NY 10104 Tel: (212)
314-4600

www.axa-equitable .com

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of AXA Advisors, LLC

We have reviewed AXA Advisors, LLC's assertions, included in the accompanying AXA Advisors, LLC's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2018 except as described in its exemption report with respect to the instances below:

Nature of Exception	Month	Number of Exceptions
Checks forwarded subsequent to noon of the business day following receipt	Jan	16
	Feb	7
	Mar	22
	Apr	7
	May	11
	Jun	3
	Jul	4
	Aug	12
	Sep	4
	Oct	11
	Nov	6
	Dec	5

The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2018.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 28, 2019